Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following sets forth the transcript from a November 4, 2026 webinar presentation by Paul Mann, Chairman and Chief Executive Officer of ASP Isotopes Inc. (“ASP Isotopes”) that was published on the internet on November 5, 2026, hosted by RedChip Companies Inc., relating to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of ASP Isotopes (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”).

Craig Brelsford:

Hello, this is Craig Brelsford with RedChip Companies. Thank you for joining today’s event with Noble Africa. Joining us today is Paul Mann, CEO and Chairman of Noble Africa. We will begin with a brief presentation in a moment, and then we'll open the event to your questions. Welcome to everyone joining us today on our many social media platforms.

To submit your question, we invite you to join us on Zoom. Scan the QR code on the bottom right of your screen. Once in Zoom, click the Q&A button at the bottom of your Zoom window and type your question into the text box. Before we begin, please allow me to read the safe harbor statement. This call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to future financial and or operating results, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management, constitute forward-looking statements. Any statements that are not historical fact should also be considered forward-looking statements. Of course, forward-looking statements involve risks and uncertainties. Paul, please go ahead.

Paul Mann:

Thanks, Craig, and thanks, everyone, for your interest in, Noble Africa. So, I was going to start today by just showing 10 minutes of slides, then we’ll go straight to Q&A, and, this is an open forum, basically, so, so feel free to ask questions, you know, as you see fit. So, as Craig said, I'm trying… so, this presentation will contain forward-looking statements, so if you could, look at www.aspisotopes.com, and our 10-K and 10-Qs and our other disclosures, regarding forward-looking statements and other risk factors, that would be fantastic. I'm going to skip the first few slides in our slide deck.

And go straight to, straight to Renergen and LNG. So, what do we have at, Renergen. So, this is a very unique asset, one of the world's only, assets like it. Actually, the only one I've ever seen like it. So, when you drill for natural gas in the United States, you get about 0.4% helium. When you drill for natural gas in Qatar, you get about 0.04% helium. When we drill for natural gas in the Free State of South Africa, about 3% helium. So, you know. 10, 10 plus more times what we see in other in other, regions around the world. I'll explain why, why helium's important in a few moments, but this is a, strategic asset to both the US government and South African government, and should benefit from about three-quarters of a billion dollars of funding during our Phase 2, half a billion dollars from the US government, quarter billion dollars from Standard Bank, and the US government's already put $40 million into our, our Phase 1. And, it's one of the few assets like it in the world. Now, why is helium important? So, helium's a very unique gas. It's the only gas like it in the world, okay? It's chemically and electrically inert. It doesn't react with elements, and so it's ideal for, launching rockets, for producing semiconductors, and for things like that, basically. And this chart here doesn't really do justice as to just, you know, how much helium is used where and when, but the biggest growth drivers of helium over the next, you know, the next, 5 years will be rockets and semiconductors, most likely. And this is the second lightest element on Earth. And, you know, the reason why I use it in a rocket is because you can use it as a propellant to propel your liquid oxygen and natural gas out of the tanks into the engine, and it's the only element that can do that. Exceptionally low boiling point. It has zero viscosity in liquid form. It doesn't form a solid, it can't form a solid. And so, it really is, a very unique asset, and it, it's the only… anything like it, on planet Earth, as I said. The reason the world is interested in helium right now is Qatar used to produce about a third of the world's helium, and Russia used to produce about 15% of the world's helium. So, Russia self-imposed an export ban on helium earlier this year. And the Qatari operations have been out of action since the Middle East conflict started in February, March. Some of that capacity has been damaged long-term, so it's been hit by, by drones or rockets, and is impaired for multiple years. And the rest of it is likely to come on stream, you know, when the Middle East returns to normal, and who knows when that will be. But, you'll see the supply and demand is very imbalanced. America is broadly balanced, but Asia and Europe are very unbalanced. And you can't produce a semiconductor without helium. You can't launch a rocket without helium. It's totally essential. And so, these customers have an incredible ability to pay very high prices. So, if you look at what's happened to prices since the conflict started, I would say long-term contract prices have increased by probably 50%. And spot prices by, you know, 2-300%, and customers can afford to pay that because they… this is the de minimis cost in their total cost of goods of doing business. So, we have, we have a large project in South Africa, two phases, Phase 1 and Phase 2. And essentially, we drill wells out in the field. We connect the wells to a gathering system. And that gathering system goes into a processing plant, which cools the gas down first to minus 170, and that's where we produce our LNG, and then down to minus 270, and that's where we produce our liquid helium. Now, Phase 1, the drilling is complete, the plant is complete. We're in the process of connecting the wellheads to the plant. Phase 2 will start later this year, early next year, and that's about 13 times the size of Phase 1. And we will, we'll sell our…our products into…into a few end markets, but, you know, the LNG will go domestically into gas-to-power, industrial, and the transport industry. And then, obviously, the helium's mainly for the export market, but there will be some, that goes into the domestic market as well. It's just a small amount, basically. So, so let's just talk about Phase 1 and Phase 2 in more detail. So, as I said, Phase 1 is largely complete. We completed the construction of the wells, or the drilling of the wells, in May of this year. The plant was complete over the summer, and we started production in August. And we announced about a week, 10 days ago, that the plant is now, producing stable quantities of helium, and basically we have to…we have to fill some inventory in the back end of the plant before we can start filling shipping containers with the helium. We expect to ship shipping containers, or containers of helium in the next few weeks, and the goal is to ramp up Phase 1 to nameplate capacity by the end of the year, and we're on track for that. And nameplate capacity is 70 MCF per day of helium, and 2,500 gigajoules per day of, of LNG. And so, if you're asking what does that mean in terms of revenue and EBITDA, or gross profit, so I'm not going to try and predict the price we're selling at, but if you asked me this time last year, I'd have said we're likely selling helium at $400 per MCF, and LNG at $14.

I would say now we're selling helium at more like $600 to $800, and LNG probably north of $14. And in terms of revenue and EBITDA, $600 per MCF and $14 per gigajoule. This plant should produce, on an annualized basis, about $28 million in revenue, and about $8 million in gross profit. And $800 per MCF is still $14 per gigajoule. This plant is more like $33 in revenue, million dollars in revenue, about $13 million in gross profit. And so far, we have contracted out three quarters of the LNG to customers, and about 15% of the helium to customers. And those contracts are on 5- to 15-year take-or-pay contracts with inflation-linked, pricing escalators in there. And we'd expect to contract 100% of the LNG, and between half and three-quarters of the liquid helium during the next, few weeks, basically. Then we'll move on to Phase 2. Now, Phase 2 is a 44-month build. The plant takes about 44 months to build, actually 42 months to build, and the wells take about 18 months to drill. It's about 13 times the size, so 900 MCF a day of helium, and 34,000 gigajoules per day of LNG. And, you know, you're probably going to ask, what does that mean in terms of EBITDA? And so…or gross profit. And so, it's $600 per MCF for helium, about $14 per gigajoule for LNG, it's about $300 million in gross profit. And for those in the United States, and I'm more used to dealing in this format, a gigajoule is approximately equal to an MMBtu. We're very lucky in South Africa that we, there's a desperate need for hydrocarbons, and, domestic hydrocarbons are very, very highly priced. So, below here, you see the milestones over the next, sort of, several years. You know, we expect to reach nameplate capacity during Phase 1 this year, and exit, 2026 at, yeah, at an annualized run rate of revenue and EBITDA, and then we will construct and build Phase 2 over the next 40…42 to 44 months. That's if Phase 2 benefits from half a billion dollars of DFC financing, and quarter billion dollars from Standard Bank. And, it'll be constructed on a turnkey contract, with a large, EPC contractor who, who really knows how to build LNG plants. And then, finally, you know, just to summarize, you know, this is a very strategic helium energy platform. We're lucky in South Africa, there's a desperate need for hydrocarbons, and the, you know, the helium is a desperate need for helium in the world right now as well. It's a very rare, one-of-a-kind resource. It's non-substitutable in many of the end markets, rockets, MRIs, and semiconductor production. As I said, this is a very, you know, our… our resource here, we believe, have about 10 times the resource we require for Phase 1 and Phase 2. And so, this is a vast resource, generational, generational asset. So, Craig, I think that's, that's precisely, a bit more than 10 minutes, but I think that's a good time to stop and take Q&A.

2

Craig Brelsford:

Thank you very much, Paul. To submit your question, we invite you to join us on Zoom. Scan that QR code. Once in Zoom, click the Q&A button at the bottom of your window and type your question into the text box.

Paul, what is the status of the spinoff going public?

Paul Mann:

Yeah, so we’ve submitted our initial S-4 to the SEC. We did that about 34 days ago, I believe, and the SEC typically responds within 30 days, so you should assume we've had our first response back from the SEC, and there's a public, it's public S-4 filing, so you can review that, on our webpage under the Investor Relations page. And so, you know, I would estimate we've got a couple of rounds of Q&A responses back to the SEC, I can't be certain. And then I think we're ready to go to a shareholder vote at the ENDRA level. And then close the deal. I was hoping we'd close this year. I still am. I can't guarantee that right now. We've got 8 weeks to go. Maybe we can do it in 4 to 6. Maybe it slips. I don't know yet. It depends much on the SEC, but we're well in progress. I would say the audit took a bit longer than we were hoping it would for our initial S-4 filing. We had to recalibrate all of our reserves into US GAAP rather than IFRS, and that took a bit longer to audit than we were hoping. But it's been filed now, and it's work in progress.

Craig Brelsford:

Since ASPI will own 85% of Noble Africa, and Noble Africa will trade under its own symbol, how does each benefit from Noble Africa's success?

Paul Mann:

So, actually, we're at 89% of Noble Africa, and, clearly, we'll consolidate it, there'll be a minority interest paid out. And, you know, we will benefit from Noble Africa's success, because it's likely going to be our biggest contributor to EBITDA and earnings, quite frankly. This is a huge asset relative to what we have in the United States industry, and so, you know, we will benefit very much from Renergen's success. I'm not sure when Renergen will benefit that much from whatever we do at ASP Isotopes. It's a very dissimilar business. But, you know, we will certainly benefit from Renergen, and we're very committed to making Renergen successful, and we'll put in place the financing and the management team Renergen needs to make it successful.

Craig Brelsford:

Please, can you provide an update on the DFC funding for Phase 2? Will they want you to supply U.S. customers in return?

Paul Mann:

Yeah, so, I believe the DFC had extended the conditions for the loan by another 3 years, or certainly I've seen that email come through, and I can't see it being a problem. I mean, remember, the first DFC loan was given by the first Trump administration. The second DFC loan was secured under the Biden administration, and then reaffirmed under the second Trump administration. So, it seems to be bipartisan support for this asset, and actually, the US recently classified helium as a critical material. So, and the United States government has declared this project strategic to itself. So, highly confident the DFC are there and ready to fund us as and when. And in terms of, do we need to supply U.S. customers, there actually isn't I don't believe there's anything in the document stating we have to supply a certain amount to the United States. We're not allowed to supply to certain countries, so, for example, China, North Korea, Iran, you know, the usual list of suspects. But from a US standpoint it's quite important that South Korea and Taiwan and Singapore have sufficient helium supplies, because, you know, when you buy a Ford F-150, or a Ford Focus, or whatever, in the United States in all probability, a lot of the semiconductors going into that car were made in Singapore, or Taiwan, or South Korea. So, from a global supply chain standpoint, it's absolutely critical that U.S. companies have or US companies' supply chain have access to this material as well. The US is actually fairly well balanced today in helium supply and demand. I would expect that goes to an imbalance in two to three years' time. The US is building a lot of semiconductor manufacturing. Trump has plans to triple the number of rocket launches over the next 4 years. That will require substantially more helium, which probably doesn't come from domestic sources. So, you know, our goal is to prioritize US customers, or U.S. supply chain, over anything else. We made that very clear to the DFC.

3

Craig Brelsford:

How much equity needs to be in place alongside the $750 million debt commitment?

Paul Mann:

You know, we're still working that out at the moment. I believe we've got to put $170 million down before we can start drawing on the DFC loan. And, you know, we're still fine-tuning the plans for Phase 2 right now. The numbers I shared with you were Renergen's plans for Phase 2 before we acquired the asset. We may tweak them slightly. I believe there's ways to lower the capex, I believe there's ways to accelerate the cash flows coming from this project, and so we're exploring that at the moment. And, we'd like to have an announcement to make on that during the first quarter next year. But, you know, we're raising $50 million at the ENDRA level during this transaction. And, ASPI has a very strong balance sheet and is happy to fund, you know, if it needs to. And I would also add that a number of customers in order to secure supplies from Phase 2, are happy to fund Phase 2. We have had some Asian customers wanting to take the entire supply of Phase 2 in return for large prepayment. It's unlikely we'd want to supply one single customer, but, they're not alone in those kinds of offers, so we're working through that at the moment. Probably more news on this in the first quarter next year.

Craig Brelsford:

How much helium will be sold this year on spot, as it seems a lot higher than long-term contracts?

Paul Mann:

Yeah, so this is a debate we go through internally the whole time. I think the more cautious members of the management team would like to sell 80% on contract and 20% on spot, and the more, you know, riskier or risk, less risk-averse members of the management team, probably like myself, would rather sell 20-30% on contract, and the balance on spot, given spot's trading three times the price. But, you know, we'll work that out over the next few months. You know, given the difference in prices right now, 3 to 4 times the price and it doesn't feel like there's anything happening in the short term to ease that, you know, we'll take advantage of that, obviously. And our gearing to that spot price is huge. And in terms of how much will be sold this year, I just don't know. When you're ramping up, it's impossible to forecast the exact number, but I would expect well, I'm very certain we'll exit this year at the nameplate capacity, which is, 70 MCF per day of helium. Two and a half ISO containers per month.

Craig Brelsford:

Is there a chance that Phase 2 construction happens earlier than the 42-to-44-month timeline? What would need to happen for the timeline to be shorter?

Paul Mann:

Yeah, absolutely, and we're working on that right now. I'd like to accelerate cash flows forwards into 2028 or 2029. So, the Phase 2, as envisaged by Renergen, was purely producing LNG and liquid helium. Now, actually, it may be better economically if we produce some, we'll use some natural gas, some of our hydrocarbons, to produce power, rather than LNG, and then we sell that power straight into the grid. And there's a grid connection just a short distance from the plant, so it's very easy to do. So, if our wells take 18 months to drill, and we can, put power on top of those 18 wells, it means we can start 18 months to drill. If we can put power on top of those wells, then we can start selling power to the grid much sooner than LNG, and that would obviously accelerate cash flows forwards. It would also diversify our risk of revenue from the various hydrocarbon sources we have. So, we're running that analysis right now. We spent the last 6, 9 months working through that. You know, and our goal here is to maximize the IRR for Noble Africa, and therefore ASP Isotopes. And I would say, you know, I've spent a lot of my time this year working on Renergen, Noble Africa. I'm a chemical engineer by training. I understand these markets extremely well, and I love hydrocarbons. It's, may seem like a and petrochemicals may seem like a sleeping pill for most people, but I love it, and we spent a lot of our, I spent a lot of my time this year working with the team to try and optimize Phase 2, whilst making sure Phase 1 delivers, revenues, well, nameplate by the end of this year. So, listen, we'll give more news in Q1 next year, but you should certainly expect us to see if we can accelerate cash flows, and also lower the capex as well. I think, you know, I think there's lots of things we can do to lower the capex as well.

Craig Brelsford:

Can you talk about the overall asset beyond the 15% of the acreage allocated for Phase 2?

4

Paul Mann:

Yeah, it's a vast asset, it's huge. What's interesting is that the wells we drill right now, normally when you drill a gas well, you see a big decline. So, you start high, and then it drops down the first month, and then you settle into a steady state. Which declines at, sort of, 5% a year the next, sort of, 10, 15 years. What we're actually seeing is we get an initial sort of decline, not as much as we'd expect to, and then we see flat production, actually growing production from that point, which is really unique from a geology standpoint. I'm not a geologist, but I'm told that's because of the way the natural gas is produced and how it's stored. But, you know, this is a generational asset. You shouldn't think of this as being a Phase 1 and Phase 2. You should think of Phase 3, Phase 4, Phase 5, Phase 6 as well. We are the lowest, I believe we are the lowest incremental supply of helium to the market. So, you know, if Qatar wants to double its helium production, it will need to double its LNG production. That's probably a $1 to $200 billion CapEx project that would take 10 to 20 years. We can double our LNG production in about, sort of, 3 years, 4 years for less than a billion dollars. And so, you know, so we have the lowest, we likely have the lowest levelized cost of helium production, and likely have the lowest levelized cost of incremental helium production. So, this market is likely growing at 6% a year. Let's make sure we are the supplier for that incremental 6% per year. And actually, we've got a lot of customers who want to diversify their suppliers away from the Middle East and Russia to more geopolitically stable countries, and I wouldn't call South Africa particularly geopolitically stable, but it's been stable for the last 30 years. They have well-organized elections, and, you know, we haven't seen the kind of incidents we've seen in the Middle East and Russia over the last 5 years. Also, I'd add that we're in a very unique shipping spot as well. To ship from the Cape of Good Hope, you know we can ship from the Cape in less than 20 days to all four corners of the Earth, whereas from Qatar, it takes 40-plus days sometimes. You know, every day this helium is on a boat, you're losing about 1% due to boil-off. and the customer pays for that. They typically buy the product, factory and pay for the shipping, and so that is noticed. They get a lot more liquid helium when it arrives, when we ship it versus someone else.

Craig Brelsford:

What is the benefit of the Noble spinoff for an ASPI holder if we get diluted by 11%?

Paul Mann:

Yeah, so, you know, that's something that's gone through my mind a lot over the last year. You know, so I spent years as an investor. Investing in chemicals, petrochemical companies, and healthcare companies. They're my three main industries. And, you know, I've been fascinated by helium for my entire career. It's the only chemical on Earth that has a finite resource, or, you know, a very limited resource. When you've used it, it goes into space and it's gone forever. Demand is, would grow at double digits per year if there was sufficient supply available. There isn't. And, the customers have an almost incredible ability to pay whatever price they have to pay to get that helium. And, you know, and it's also the only element on Earth that doesn't exist as a chemical. So, I want to get iron ore, there's plenty of iron ore in the Earth. Want to get more hydrogen, ocean's full of it. Oxygen, ocean's full of it. Nitrogen is plenty in the Earth's crust, and also in the air. But helium only exists as an element, doesn't form a bond with another chemical. And so it also, because it's so light, it's trying to escape into space the whole time. So, it's a very finite amount on planet Earth, and we're using that up, as the world evolves, and demand is growing. And so it's a real unique supply-demand imbalance. And when you look at the industrial gas companies, like Praxair, Air Products, Air Liquide, Misthan Linde. You know, their highest ROI highest, gross margin, highest growth businesses are the electronic chemicals business. And a lot of that's driven by helium and other just semiconductor growth in general. And so to have our own and none of those companies produce their own helium, they buy, they're just traders. They buy it from a large E&P company, you know, like Qatar or whoever in the Gulf Coast, and they sell it. We've actually got control over our own production, so we’re unique. And so, I think this is a very unique company. Many investors have told me they would love to invest in a pure-play helium company. I don't disagree. I spent years looking for one. This is the only one I could find I wanted to invest in. In fact, we bought the whole thing. And, so it's really unique, and so to give the investors the opportunity to just own a helium asset, rather than a conglomerate like ASP Isotopes, I think will, is an advantage to the investors and to Noble Africa. Ultimately, Noble Africa will have its own management team. We're hopefully going to announce a new CEO coming in quite soon with significant experience in E&P and drilling and natural gas projects, and so, you know, let's make this its own company, and obviously, if Noble Africa does really well, ASPI will benefit from that, because we own 89% of it.

5

Craig Brelsford:

Phase 1 helium capacity is about 70,000 cubic feet a day. What's the main constraint on going higher? Gas flow from the wells, the processing and liquefaction equipment, or permits and power?

Paul Mann:

Yeah, it's processing liquefaction. The plant is sized to 70 MCF a day. We can drill a new well in 2 or 3 weeks, connect it via the gathering system in a few weeks. There's no shortage of power. We can produce our own power. We're sitting on a huge hydrocarbon resource, so the only resource, really, the only constraint, really, is the, you know, it is the size of the first plant. Now, we'll try and de-bottleneck that. There may be ways we can tweak things and squeeze a bit more out, but you shouldn't assume that right now, though. The guidance I've given you is what I would have put into your financial model if you're building one.

Craig Brelsford:

Who are the typical customers for helium and liquid natural gas, and what are they looking for in a new supplier?

Paul Mann:

Yeah, so LNG is all domestic, so, you know, energy in South Africa is expensive and unreliable, and so, you know, gas from the pipeline near Johannesburg is $14 to $18 per MCF, that kind of number, and so it's expensive relative to the US. Assuming Exxon build an LNG import terminal at Richards Bay, and then gasreify it and ship it into Johannesburg area, it's going to be 18 landed price is going to be $14 per MMBtu, or gigajoule. And so, by the time you liquefied, you gasified that and got it into Johannesburg, it'll be $18 per gigajoule. So gas is expensive. Energy is expensive in South Africa and unreliable. There are a number of industrial customers that would like to have an alternative supply of energy. Think about packaging companies, glass companies that make glass, food companies, and so the actual cost of a gasifier to turn LNG into energy is actually very, very cheap, very inexpensive. And so, think about LNG customers as being domestic customers, who require large quantities of energy and they'd like this to make up part of their energy mix, a reliable source of energy. And those customers are typically on a 5-year take-or-pay contract, inflation-linked, and you know, we're talking, you know, north of $14 per gigajoule on average. The helium customers, I would estimate 95% is for the export market. I'm going to guess a small amount is sold domestically, and when we think about the export market, you know, think about mainly semiconductor companies, mainly in Asia. So, I spent a lot of time in South Korea, Taiwan, Singapore in the last 6 months. Talking to semiconductor companies, you know, they are desperate for an alternative supply of helium. They cannot run their fabs without helium. Simple as that. They need it. And, when you've just seen 45%, of it turn off and the world is drawing down inventories, they are desperate for an alternative supplier. Absolutely desperate. And so, just think about those as being our most likely customers in the short term. For helium, think about 5-to 15-year take-or-pay contracts, again, inflation-linked to South Africa PPI. And, you know, so, yeah, it's not a problem finding customers for helium right now, let's just say that.

Craig Brelsford:

Renergen had a rough stretch before the acquisition. What was broken, and what’s different now?

Paul Mann:

Yeah, it's pretty interesting. So, when you acquire a broken asset, you never really, you know, you have a good idea what's broken, but you're never really sure until you get under the hood. And you're always terrified that actually there is, you know, there is something else, but that it's not, it's not, is not as, identified beforehand. And so, we're lucky here that I thought I knew what the problems were. The problems were pretty straightforward. I felt they were. They had a lack of engineers on the project, zero drilling expertise. And, you know, that's not how you run a project. So, what did we do when we took control of it? And we actually took control of it, really, in May of 2025, in that we, we put our first money in then, and immediately we upgraded the drilling expertise in the company, so we hired a contractor in the United States, an expert in gas drilling, Keene Exploration. They came and ran better seismics, so we could really understand what was going on under the ground. And then we also, upgraded the engineering team as well. You know, ASPI itself benefits from you know, 50 or 60 engineers, most of whom have got, degrees or PhDs in chemical engineering. This, for them, is a very straightforward plant to look at versus an ASP plant. So, a lot of the problems that we, we thought were there were the correct problems we identified. Luckily, you know, luckily, there weren't any other problems there, and you're always terrified me again when you acquire a kind of a distressed asset, you're always concerned there's problems you haven't identified. And luckily here, there weren't any. The problems we thought that existed, existed. We fixed them, we sorted them, and now they're coming on a great track. One of the biggest problems they had was they had no, they didn't have enough access to capital, basically. And so, and so, you know, and that was, like, the biggest problem, lack of access to capital. And so they couldn't hire the people they needed to hire. And now they have done, which is, which is great.

6

Craig Brelsford:

Thank you, Paul. And we remind everyone, if you'd like to submit a question, use that text box at the bottom of your Zoom window.

Follow-up about the, about the management of Noble Africa here, Paul. How are you building out the management team for Noble Africa as it becomes a standalone company?

Paul Mann:

Okay, so we've already hired a new CFO, Jeremy. Jeremy started about, 2 months ago. I think we're very close to hiring a new CEO, and hopefully that person will start, you know, during November or December. You know, we've increased the number of consultants and people, we've added more engineers, we've added more drilling experts. You know, we've given them the expertise they deserved two years ago, but never had the capital to get, and so we've done that, and things are really improving, a lot. I mean, it's great, actually. Things are going great, and you know, hats off to the team. They've done a great job in bringing forwards Phase 1, getting the drilling done on time. To have to fault ourselves, I think the completions team have been slow. That's completions and, and the completions and, the gathering system, I think, is behind time, and I would say that is just bad organization. You know, and then I guess the other problem, you know, we had a pretty, you know, interesting time commissioning the plant. You know, we ordered, cylinders of propane which goes into the cooling system, and so we ordered, cylinders of propane for that, and within that, there was a cylinder of butane. And someone connected the cylinder butane to the plant, and, you know, that, you know, that caused the plant to freeze. We had to solidify, we had to deep, we had to heat it up, remove the butane, probably cost us 3 weeks. I mean, you know, a number of SOPs were broken there. That's not allowed. So again, we're clearing out that kind of stuff, making sure these kind of things cannot happen again. That was a fairly harmless one. Couldn't have resulted in, you know, in casualties or problems, but nonetheless should never have happened, you know. And so again, we're making sure those kind of things don't happen. And, by implementing an upgrade across the entire organization.

Craig Brelsford:

What should investors be watching over the next two quarters to judge whether everything is on track?

Paul Mann:

Yeah, well, first of all, let's produce helium. Produce our first commercial helium production. That should happen in the next few weeks. Then let's hit nameplate capacity before the end of the year, and then let's move on to Phase 2. And we'll announce the exact plans for Phase 2, the hydrocarbon mix, the CapEx, the spending plan, the timeline, etc., hopefully during the first quarter next year.

We have the engineering packages out for bid already with the EPC companies. We've actually got a preferred contractor already signed up, and they've agreed to do it, so that's pretty straightforward. But, you know, they're the main things I would, I'd look for, in terms of progress.

Craig Brelsford:

Paul, why is a helium pure play attractive to investors?

Paul Mann:

I would say simply because there isn't another one out there. Secondly, helium, as I said earlier, is one of the most unique commodity chemicals that exists, and so I think, you know, to have a pure play of one of those is very unique. Very unique.

7

Craig Brelsford:

Paul, is the main play here not Russian, not Qatar, or is it the fact that it's among the highest-grade helium resources globally? Or maybe both?

Paul Mann:

It's both, actually, it's both. So, first of all, I would say we are a supplier of helium from a geopolitically stable region, and we also see the lowest levelized cost of incremental helium production globally. So it's both, and that comes because of our concentration. You know, we can double our helium capacity without needing to double our LNG capacity. For the United States or Qatar to double its helium capacity, to double its LNG production, that's hundreds of billions of dollars and tens of years.

Craig Brelsford:

Phase 2 uses only a small portion of your acreage. How do you think about the long-term resource potential beyond Phase 2?

Paul Mann:

You know, in a country that's so starved of energy and hydrocarbons, I think there's an opportunity for Phase 3, Phase 4, Phase 5, Phase 6. Let's get Phase 2 built first, and let's think about the other phases afterwards. But, yeah, this is a generational asset.

Craig Brelsford:

Finally, Paul, what do you think people are misunderstanding about Noble Africa?

Paul Mann:

Listen, I'm not sure people are misunderstanding anything. First of all, it's a very small company. We've just announced to the market what we're doing. It takes time for investors to understand and appreciate what we're doing. We need to prove that we can do what we say we're going to do and get it done. And so, you know, So let's do that, and then after doing that, then I think we'll get the appreciation of what it is, you know? Simple, and that should happen over the next few months.

Craig Brelsford:

And we just had this one come in. Will ASPI purchase gas from Renergen at a discounted price?

Paul Mann:

You know, that's challenging. So, most of ASPI’s operations in Pretoria, that's about a 3-4 hour drive north of Welkom, where the field is. You know, we have solar panels on our plant that can produce at, a really attractive price. Some of our plants are in areas that don't have load shedding as well. I think it's unlikely, is my assumption. Also, at ASP, we need gaseous helium rather than liquid helium, and liquid helium trades at a massive premium to gaseous helium, so we'd rather buy gaseous helium than use liquid helium. So, it's unlikely. Now, let's not rule out us building, ASP plants at Welkom. Where the cost of energy is so low, it would drop our cash costs of isotope production by probably 97%. And let's not rule that out, but, you know, we're busy commissioning two other isotope plants first before we get to that point.

Craig Brelsford:

Thank you very much.

Paul Mann:

Also, I would add, there's quite a strong demand from investors for us to diversify geographically, and therefore, you know, Iceland is an attractive, place to go. For that, you know.

8

Craig Brelsford:

All right, Paul, thank you very much, and thank you to our attendees for their excellent questions today. For more information about Noble Africa, reach us at 1-800-REDCHIP or email us at aspi@RedChip.com. Please visit RedChip's investor Information page for Noble Africa. It's RedChip.com slash stocks slash ENDRA. There, you can view and download the Investor presentation and fact sheet, and sign up for news alerts on Noble Africa. Watch Small Stocks, Big Money, RedChip's program featuring exciting small-cap companies, every Saturday night at 7 p.m. U.S. Eastern on Bloomberg USA. And every Sunday morning at 11:30 a.m. U.S. Eastern on CNBC. And finally, join RedChip's next webinar with Hawkeye Digital tomorrow. That's Thursday, November 5th, at 4:15 p.m. U.S. Eastern. Register for all RedChip webinars at RedChip.com slash events. Thanks again to our participants, and as always, thank you, Paul.

Paul Mann:

Thanks for your interest.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the expected production quantities of LNG and liquid helium; Renergen’s expected revenues; the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions, including investment amounts from investors, timing of closing of the Proposed Transactions, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure, and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

9

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the fact that Renergen’s management is conducting an ongoing plant design optimization review for Phase 2, and the overall project scope, size, design, sequencing, production capacity, product mix and timeline may differ materially from the original design parameters; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA has filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

10

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the Form S-4 and the Proxy Statement and may be included in other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

11